YzApp International Inc.
7/F Jinhua Mansion
41 Hanguang Street Nangang
District, Harbin, 150080
People’s Republic of China

February 23, 2009

By EDGAR Transmission

Laura Nicholson, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:

YzApp International Inc.
Preliminary Information Statement on Schedule 14C
Filed December 31, 2008
File No. 0-52899

     We hereby submit the responses of YzApp International Inc. (“YZAPP” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 27, 2009, providing the Staff’s comments with respect to the above referenced information statement on Schedule 14C (the “Information Statement”).

     For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Preliminary Information Statement on Schedule 14C

General

1.

We note that your information statement relates to the authorization of additional shares of common stock to facilitate, among other things, the conversion of the Series A Preferred Stock issued in the share exchange transaction. As a result, it appears that Note A to Schedule 14A is applicable. Please provide all disclosure required by Item 14 of Schedule 14A.

Company Response: We have revised the information statement to include the disclosure required by Item 14 of Schedule 14A.

2.

We note that your disclosure regarding the changes to your articles of incorporation that have been approved by your majority shareholder does not reflect all material changes to your articles of incorporation. For example, we note that you amended and restated articles of incorporation include provisions regarding indemnification of officers and directors and the liability of directors and officers. Please revise your filing to disclose all material amendments to your articles of incorporation, and disclose the reasons for and the general effect of such amendments, or advise us why such disclosure is not required. See Item 19 of Schedule 14A.

Company Response: We have revised our Amended and Restated Articles of Incorporation to remove the provisions regarding indemnification of officers and directors and the liability of directors and officers. Our Board of Directors determined that these provisions are not necessary given that such provisions are already reflected in our Bylaws and/or Nevada corporate law. Our Board of Directors approved the new form of Amended and Restated Articles on February 4, 2009 and submitted them for approval by our stockholders. On February 4, 2009, our controlling stockholder, New Zealand WAYNE’s Investment Holdings Co., Ltd., approved the new form of Amended and Restated Articles by written consent in lieu of a meeting. The new form of Amended and Restated Articles is attached to the amended information statement as Appendix A.

Financial Statements

Heilongjiang Shuaiyi New Energy Development Co., Ltd. and Subsidiaries

Audit Opinion, page 1

3.

We note that GC Alliance Limited audited the financial statements of Heilongjiang Shuaiyi New Energy Development Co., Ltd and Subsidiaries (New Energy) for the fiscal periods ended December 31, 2007 and December 31, 2006. However, these accountants are not mentioned in your disclosures on page 20, describing the dismissal of Manning Elliott LLP and RBSM LLP and the appointment of Yu and Associates CPA Corporation. Please expand your disclosure on page 20, under the heading “Change in and Disagreements with Accountants on Accounting and Financial Disclosure” to clarify if GC Alliance Limited has also been dismissed as your auditor.

Company Response: We have revised the disclosures under the heading “Change in and Disagreements with Accountants on Accounting and Financial Disclosure” in both the Information Statement and the Current Report on Form 8-K to clarify that GC Alliance Limited was dismissed as the auditor of New Zealand WAYNE’s New Resources Development Co., Ltd. and its subsidiaries on December 23, 2008.

Note 1 – Description of Business and Organization, page 6

4.

We note your disclosure explaining that in September 2007 you underwent a “restructuring exercise” whereby New Energy has become the holding company of the group, comprising New Energy, Daqing and Green & Specialty, and the former Shareholders of Daqing and Green & Specialty have become the controlling shareholders of New Energy. Please tell us the terms of this arrangement, and for each of these three entities, identify the shareholders and their percentage of ownership in the entities before and after the restructuring exercise.

Company Response:

(1) New Energy

The following table sets forth the names of the shareholders and their respective percentage of ownership of New Energy before the restructuring exercise:

Name of shareholders	Paid-up Capital Amount	Percentage of Ownership

Daqing Shuaiyi Biotech Co., Ltd.	RMB 24,000,000	47.1%
Heilongjiang Shuaiyi Science and Technology Development Co., Ltd.	RMB 27,000,000	52.9%
Total	RMB 51,000,000	100%

On September 10, 2007, Heilongjiang Shuaiyi Science and Technology Development Co., Ltd. (“Science and Technology”) entered into an equity transfer agreement to transfer its 52.9% equity interest in Heilongjiang Shuaiyi New Energy Development Co., Ltd. (“New Energy”) to Lianyun Han (the “Science and Technology Equity Transfer”) for a purchase price of RMB 27 million. On the same day, Daqing Shuaiyi Biotech Co., Ltd. (“Daqing”) entered into an equity transfer agreement to transfer all of its 47.1% equity interest in New Energy to Lianyun Han, Lianju Han, Weihan Zhang, Lianxue Han and Fengxi Lang, pursuant to which Lianyun Han, Lianju Han, Weihan Zhang, Lianxue Han and Fengxi Lang acquired 27.5%, 5.9%, 5.9%, 5.9%, and 1.9%, respectively, equity interests in New Energy from Daqing, for an aggregate purchase price of RMB 24 million (the “Daqing Equity Transfer”, together with Science Technology Equity Transfer, the “New Energy Equity Transfer”). As a result of the New Energy Equity Transfer, the shareholders’ ownership of New Energy is as follows:

Name of shareholders	Paid-up Capital Amount	Percentage of Ownership
Lianxue Han	RMB 3,000,000	5.9%
Lianyun Han	RMB 41,000,000	80.4%
Lianju Han	RMB 3,000,000	5.9%
Weihan Zhang	RMB 3,000,000	5.9%
Fengxi Lang	RMB 1,000,000	1.9%
Total	RMB 51,000,000	100%

(2) Daqing

The following table sets forth the names of the shareholders and their respective percentage of ownership of Daqing before the restructuring exercise:

Name of shareholders	Paid-up Capital Amount	Percentage of Ownership
Science and Technology	RMB 6,000,000	60%
Weihan Zhang	RMB 2,000,000	20%
Lianju Han	RMB 1,000,000	10%
Xinjun Li	RMB 500,000	5%
Nana Jiang	RMB 500,000	5%
Total	RMB 10,000,000	100%

On September 12, 2007, Science and Technology, Lianju Han, Nana Jiang, Xinjun Li and Weihan Zhang (collectively, the “Transferors”) entered into separate equity transfer agreements with New Energy pursuant to which the Transferors transferred all of their equity interests in Daqing to New Energy for purchase prices equal to their respective paid-up capital amount of Daqing. As a result of the restructuring exercise, New Energy owns 100% of Daqing.

(3) Green & Specialty

The following table sets forth the information of names of the shareholders and their respective percentage of ownership of Green & Specialty before the restructuring exercise:

Name of shareholders	Contribution Amount	Percentage of Ownership
Xinjun Li	RMB 435,000	29%
Weihan Zhang	RMB 765,000	51%
Lianyun Han	RMB 300,000	20%
Total	RMB 1,500,000	100%

On September 16, 2007, the shareholders of Harbin Shuaiyi Green & Specialty Food Trading LLC (“Green & Specialty”), Xinjun Li, Weihan Zhang and Lianyun Han entered into separate equity transfer agreements with New Energy pursuant to which they transferred their respective equity interests in Green & Specialty to New Energy for purchase prices equal to their respective paid-up capital amount of Green & Specialty. As a result, New Energy owns 100% of Green & Specialty.

As indicated above, before the restructuring exercise, through their equity interests in Science and Technology (44.47% by Ms. Lianyun Han and 40.86% by Mr. Weihan Zhang), Ms. Lianyun Han together with her son, Mr. Weihan Zhang had an effective equity interest of 78.7% in New Energy, 71.2% in Daqing, and 71% in Green & Specialty, respectively. Immediately after the restructuring exercise, Ms. Lianyun Han together with her son, Mr. Weihan Zhang, had an aggregate equity interest of 86.3% in New Energy, which in turn holds a 100% interest in each of Daqing and Green & Specialty. In addition, Ms. Lianyun Han has been the managing director of all the entities before and after, and throughout, the restructuring exercise. As a result, there was no change in control of the entities due to the restructuring exercise.

5.	Please add a note to your interim financial statements describing the transactions which took place subsequent to the interim period ended September 30, 2008.

Company Response: We have added a new note 17 to our interim financial statements describing the transactions which took place subsequent to the interim period ended September 30, 2008.

New Zealand WAYNE’s New Resources Development Co., Ltd.

General

6.

We note that the financial statements of New Zealand WAYNE’s New Resources Development Co., Ltd. for the period from March 13, 2008 to September 30, 2008 are unaudited. The disclosure in Note 3 indicates that this entity was unrelated to New Energy prior to the arrangements described. Tell us why you would not need to include audited financial statements of this entity to comply with Rule 8-04(a)(3) of Regulation S-X, as it pertains to entities in existence for less than one fiscal year, if that is your view.

Company Response: We have included the audited financial statements of New Zealand WAYNE’s New Resources Development Co., Ltd. for the period from March 13, 2008 to November 30, 2008 in the amendment to the information statement and the amendment to our current report of 8-K.

Note 3 – Subsequent Events, page 8

7.

We note your disclosure that pursuant to a restructuring plan intended to ensure compliance with regulatory requirements of the People’s Republic of China (PRC), you entered into an agreement to acquire Heilongjiang Shuaiyi New Energy Development Co. Ltd. (Heilongjiang Shuaiyi) which was approved by the PRC government on October 23, 2008. As a part of the restructuring plan, you indicate that on September 12, 2008, the shareholders of Heilongjiang Shuaiyi, the “Shuaiyi Founders,” entered into an “Earn-In” Agreement” with New Zealand WAYNE’s Investment Holdings Co., Ltd. (New Resources), the Company’s sole shareholder (Shareholder), whereby the Shuaiyi Founders obtained the option to acquire the controlling shares in Shareholder subject to four conditions set forth in the “Earn-In Agreement.”

Further, you explain that on December 8, 2008, you entered into separate loan agreement and promissory notes with the Shuaiyi Founders pursuant to which the Shuaiyi Founders have agreed to lend Heilongjiang Shuaiyi approximately $8.8 million, payable in an amount which equals the consideration payable by the Company for the acquisition of Heilongjiang Shuaiyi. Please address the following points:

a)	Please explain how you determined that the three entities, Daqing Shuaiyi Biomass Technology Co., Ltd., Harbin Shuaiyi Green and Specialty Food Trading LLC, and New Resources, have been acquired by YzApp International Inc., as indicated by the disclosures under this heading and on pages 2 and 3 of the Form 8-K that you filed on December 31, 2008, by virtue of the transaction with New Resources, clarifying how the transaction was consummated, the amount and form of consideration exchanged, and how the consideration exchanged relates to the loan of $8.8 million by the Shuaiyi Founders.

Company Response: As explained in our responses to Comment 4, on September 12, 2007 and September 16, 2007, Heilongjiang Shuaiyi (also known as “New Energy” in our responses to Comment 4) acquired 100% equity interests in Daqing and Green & Specialty, respectively. As a result, Heilongjiang Shuaiyi became the sole equity holder of Daqing and Green & Specialty. Also as we explained in our responses to Comment 4, the acquisitions of both Daqing and Green & Specialty by Heilongjiang Shuaiyi were considered to be transactions between entities under common control.

On July 28, 2008, pursuant to an Equity Transfer Agreement between the Shuaiyi Founders and New Resources, the Shuaiyi Founders transferred all of their ownership of Heilongjiang Shuaiyi to New Resources for an aggregate of $8.8 million in cash. As a result, New Resources became the 100% owner of Heilongjiang Shuaiyi and, indirectly, Daqing and Green & Specialty. This transaction required the approval of the PRC foreign investment and foreign exchange authorities, which was obtained. On November 24, 2008, Heilongjiang Shuaiyi obtained the Certificate of Approval for Establishment of Enterprises of Foreign Investment issued by Heilongjiang Provincial Government and a new business license was issued to Heilongjiang Shuaiyi on December 1, 2008, on which date this restructuring transaction was considered completed.

The Earn-In Agreement, dated September 12, 2008, as amended on February 12, 2009, was entered into among the Shuaiyi Founders and New Zealand WAYNE’s Investment Holdings Co., Ltd. (“New Zealand WAYNE”), which entitles the Shuaiyi Founders to acquire a majority interest in New Zealand WAYNE upon the satisfaction of the conditions set forth in the Earn-In Agreement. New Zealand WAYNE, a British Virgin Islands company, was the sole shareholder of New Resources prior to the shareholder exchange transaction on December 23, 2008. As we explained below, the Earn-In Agreement enables the Shuaiyi Founders to have residual rewards of Heilongjiang Shuaiyi and to reacquire their controlling ownership of Heilongjiang Shuaiyi in a manner that complies with PRC regulations.

The Loan Agreement, dated December 8, 2008, was entered into among the Shuaiyi Founders and Heilongjiang Shuaiyi, pursuant to which the Shuaiyi Founders agreed to loan approximately $8.8 million to Heilongjiang Shuaiyi which amount is equal to the proceeds that they are entitled to receive for the transfer of their ownership of Heilongjiang Shuaiyi under the Equity Transfer Agreement. The Loan Agreement was amended on February 12, 2009 to subordinate the loan to all of the current and future debts of Heilongjiang Shuaiyi incurred before the majority date of the loan.

In a subsequent share exchange transaction on December 23, 2008, the sole shareholder of New Resources, New Zealand WAYNE exchanged 100% of the capital stock of New Resources that it held in exchange for 689,390 newly issued shares of Series A Voting Convertible Preferred Stock of YzAPP International Inc. As a result, YzAPP International Inc. owns 100% equity interest of New Resources, which in turn owns 100% equity interest of Heilongjiang Shuaiyi and, indirectly, its two PRC operating subsidiaries. At the same time, New Zealand WAYNE became the majority shareholder of YzApp International Inc.

The following charts demonstrate how YzApp International Inc. has acquired the three entities through the above transactions:

Before Equity Transfer Agreement between New Resources and Shuaiyi Founders:

After Equity Transfer Agreement between New Resources and Shuaiyi Founders:

Shuaiyi Founders
Controlling financial interest
Earn-in Agreement (residual rewards)
New Zealand Wayne's Investment Holdings Co., Ltd
100%
New Resources
100%
Heilongjiang Shuaiyi
Subordinated Loan (residual risk)
100%
100%
Daqing
Green & Specialty

After Share Exchange with YzApp International Inc.:

Shuaiyi Founders
Controlling financial interest
Earn-in Agreement (residual rewards)
New Zealand Wayne's Investment Holdings Co., Ltd
94%
YzApp International Inc.
100%
New Resources
100%
Heilongjiang Shuaiyi
Subordinated Loan (residual risk)
100%
Daqing
100%
Green & Specialty

b)

Please provide details as to the purpose of the loan to Heilongjiang Shuaiyi by the Shuaiyi Founders of $8.8 million and tell us why this has not been included as an adjustment in your Unaudited Pro Forma Financial Information.

Company Response: The loan to Heilongjiang Shuaiyi by the Shuaiyi Founders is an integral and inseparable part of the restructuring plan and has the sole purpose of achieving the restructuring in compliance with PRC regulations. Pursuant to the Loan Agreement, the Shuaiyi Founders agreed to loan to Heilongjiang Shuaiyi of $8.8 million which amount is exactly equal to the proceeds that they are entitled to receive for the transfer of their ownership of Heilongjiang Shuaiyi under the Equity Transfer Agreement, dated July 28, 2008. On February 12, 2009, Heilongjiang Shuaiyi and the Shuaiyi Founders amended the Loan Agreement, pursuant to which the Shuaiyi Founders subordinate their right to receive any payment with respect to this loan to the payment or provision for payment in full of all claims of all present and future creditors of Heilongjiang Shuaiyi. Through this subordinated loan, the Shuaiyi Founders will not receive any cash amount, nor will there be any cash flow out of the combined entity during the whole period from the date of the Equity Transfer Agreement though the expiry of the Earn-in Agreement, at which time it is expected that the Shuaiyi Founders will have reacquired the ultimate legal controlling ownership of Heilongjiang Shuaiyi. The Unaudited Pro Forma Financial Information has been revised to reflect this subordinated loan.

c)

Please disclose under this heading the extent to which you have satisfied each of the four conditions set forth in the “Earn-In Agreement” that is discussed on page 3 of the Form 8-K that you filed on December 31, 2008. Also disclose your intent in arranging for the future acquisition of the YzApp International Inc. common shares from the existing shareholders, via this option by the Shuaiyi Founders, and describe the mechanism by which the Shuaiyi Founders “…continue to bear the residual risks and rewards relating to Heilongjiang Shuaiyi,” as you state.

Company Response: The Earn-In Agreement, as amended, was entered into among the Shuaiyi Founders and New Zeland WAYNE, pursuant to which the Shuaiyi Founders may acquire majority shares of New Zealand WAYNE if certain conditions are satisfied. At this time, none of these four conditions have been satisfied. However, Heilongjiang Shuaiyi has already entered into a binding employment agreement dated December 7, 2008 with Ms. Lianyun Han who is employed as the Chairman of Heilongjiang Shuaiyi for a 5-year period from December 7, 2008 to December 7, 2013. Therefore, condition 1 will be met only subject to the passage of time when the six-month period expires on June 23, 2009. It is fully expected by all parties to the Earn-in Agreement that the other three conditions will also be met such that Shuaiyi Founders will reacquire the ultimate legal ownership of Heilongjiang Shuaiyi.

Pursuant to the Earn-in Agreement, as amended, New Zeland WAYNE further agrees, among others, that throughout the exercise period of the Earn-in Agreement, without the prior written approval of the Shuaiyi Founders:

(i)

it will not increase the number of authorized shares of New Zealand WAYNE’s common stock, or any increased authorized shares will be deemed as part of the option shares that the Shuaiyi Founders are entitled to acquire under the Earn-In Agreement;

(ii)	keeps available the services of current officers and employees of New Zealand WAYNE and Heilongjiang Shuaiyi; and

(iii)

New Resources and Heilongjiang Shuaiyi will not declare or pay any dividend or make any other distribution, nor do they repurchase, redeem or otherwise reacquire any equity of shares of capital stock or other securities.

The sole purpose of the Earn-In Agreement is to enable Shuaiyi Founders to reacquire ultimate controlling legal ownership of Heilongjiang Shuaiyi in compliance with regulatory requirements of the PRC.

As explained in our response to Comment 7b above, as part of the restructuring plan, the Shuaiyi Founders and Heilongjiang Shuaiyi also entered into a loan agreement whereby the Shuaiyi Founders will provide to Heilongjiang Shuaiyi a non-interest bearing 20-year subordinated loan of an amount equal to the consideration they are entitled to receive for their transfer of ownership of Heilongjiang Shuaiyi to New Resources. Through this subordinated loan, the Shuaiyi Founders will not receive any cash amount, nor will there be any cash flow out of the combined entity during the whole period from the date of the Equity Transfer Agreement though the expiry of the Earn-in Agreement, at which time it is expected that the Shuaiyi Founders will have reacquired the ultimate legal controlling ownership of Heilongjiang Shuaiyi. Furthermore, by providing the subordinated loan to Heilongjiang Shuaiyi and obtaining the Shareholder’s agreement on not declaring any dividend throughout the exercise period of the Earn-in Agreement without the prior written approval of the Shuaiyi Founders, the Shuaiyi Founders continue to bear the residual risks and rewards relating to Heilongjiang Shuaiyi.

The Earn-In Agreement does not entitle the Shuaiyi Founders to directly acquire shares of common stock of YzApp International Inc. from its existing shareholders. Therefore, the Company does not have any intent in arranging for the future acquisition of the YzApp International Inc. common shares from the existing shareholders through the Earn-In Agreement by the Shuaiyi Founders. However, as we explained above, since New Zealand WAYNE is currently a majority shareholder of YzApp International Inc., acquiring the majority shares of New Zealand WAYNE through the Earn-in Agreement will allow the Shuaiyi Founders to obtain a majority beneficial ownership of YzApp International Inc. through New Zealand WAYNE.

d)

We note your disclosure on page 19 and 20, under the heading “Risks Related to doing Business in China,” of the Form 8-K that you filed on December 31, 2008, stating that you do not believe the M&A Rule requiring CSRC approval for listing and trading by an offshore company that is controlled by PRC companies or individuals that have acquired a PRC domestic company applies to you because neither YzApp International Inc. nor New Resources is a “Special Purpose

Vehicle” or an offshore company controlled by PRC companies or individuals. Please explain how the intent of the rule is not concerned with circumstances such as yours, if that is your view; and describe the factual basis for your position.

Company Response: In reliance on the opinion of PRC counsel to the Company, De Heng Law Office, we note that Section III of the Regulations Relating to the Acquisition of Domestic Enterprises by Foreign Investors, promulgated by the PRC Ministry of Commerce, State-owned Assets Supervision and Administration Commission of the State Council, State Administration of Taxation, State Administration for Industry and Commerce, China Securities Regulatory Commission and State Administration of Foreign Exchange on August 8, 2006 and effective as of September 8, 2006 (often referred to as “Circular 10”) applies “…where the shareholders of a special purpose company use the equity they hold in the company or a special purpose company uses its newly issued shares as a means of payment to acquire the shareholder’s equity in a Domestic Company or the newly issued shares of a Domestic Company for the purpose of realizing [an] overseas listing” (Circular 10, Art. 39; translation by Commerce Clearing House). Even if New Resources were seen as a “special purpose company,” which we believe would be inappropriate because New Resources is wholly owned by a BVI company, New Zealand WAYNE, which in turn is owned by a non-PRC citizen, Mr. Jinbo Cao, New Resources’ shares were not used to acquire the equity of Heilongjiang Shuaiyi or any other PRC company; here, the acquisition consideration was cash rather than securities. Therefore the other provisions of Section III, which include a requirement of CSRC approval for a subsequent overseas listing, do not apply.

We also note, again in reliance on the opinion of PRC counsel to the Company, that CSRC approval is only required, if at all, upon the “overseas listing” of a special purpose company. A transaction which results in a company becoming publicly traded in the US, or becoming a reporting company under US federal securities laws, is not by itself a “listing” of that company under US federal law, and the same distinction is drawn under PRC law.

Unaudited Pro Forma Financial Information

8.

It appears that you wish to incorporate by reference the audited historical consolidated financial statements of YzApp International Inc. for the fiscal year ended July 31, 2008 and the unaudited interim statements for the three month period ended October 31, 2008. Please expand your disclosure to specify the Form 10-K and Form 10-Q that contain this information, and the dates on which these documents were filed. Please include a similar reference in the last pages of your filing to comply with Item 13(c)(2) of Regulation 14A.

Company Response: We have expanded our disclosure in Note to Unaudited Pro Forma Financial Information to specify the Form 10-K and From 10-Qs that contain the relevant financial statements and the dates on which these documents were filed. We also included a similar reference in the last pages of our amended Information Statement on Schedule 14C.

9.

Given your disclosure stating that December 31 is your fiscal year-end, tell us why you are presenting pro forma information using a September 30 year-end. Ordinarily, we would expect these to coincide. If you have changed your fiscal year end, disclose the end point of your new fiscal year, and explain your rationale in selecting that date.

Company Response: We have revised our Unaudited Pro Forma Financial Information using a December 31 year-end.

10.

We note your disclosure on page 4, under the heading “Acquisition of New Resources,” of the Form 8-K that you filed on December 31, 2008, that immediately following the closing of the reverse acquisition of New Resources, the Shareholder transferred 176,529 of the 689,390 shares issued to it under the share exchange to certain individuals who provided services to New Resources’ subsidiaries. Please expand your disclosure under this heading to discuss the details of this arrangement, including the nature of the services provided, the periods in which these were rendered, and the fair value of the shares to be recorded in your financial statements to comply with SAB Topic 5:T and paragraph 11 of SFAS 123(R). If this does not represent a recurring arrangement, we would anticipate a narrative but not a pro forma adjustment.

Company Response: We have revised our current report on Form 8-K to clarify that there were fourteen individuals and entities that received an aggregate of 176, 529 shares of the 689,390 shares from New Zealand WAYNE (the Shareholder). Among them, ten individuals and entities received 91,088 shares from New Zealand WAYNE for providing consulting services prior to the Share Exchange Transaction to New Resources and its subsidiaries in assisting them to consummate the Share Exchange Transaction contemplated by the Share Exchange Agreement, dated December 23, 2008. These services were provided in connection with the acquisition of a US listed shell company and do not represent a recurring arrangement. Therefore, we added a new narrative note 14 to our Unaudited Pro Forma Financial Information.

The remaining 85,441 shares were gifted from the Shareholder to four individuals and entities who did not provide services to New Resources or its subsidiaries.

11.

We note your disclosure on page 4, under the heading “Amendment and Restatement of our Articles of Incorporation,” that you entered into two financing arrangements on December 23, 2008, in conjunction with your Share Exchange Transaction, in which you sold 17,962 shares of your Series A Preferred Stock for $2.92 per share to Allied China Investments, LLC and 20,169 shares of your Series A Preferred Stock for $18.59 per share to Tan Zhen Investment Limited. Please tell us the reasons for the significant difference in the share prices between the two issuances of Preferred Stock, and explain why there are no adjustments related to these financing arrangements in your Unaudited Pro Forma Financial Information, as would seem to be required.

Company Response: The Company sold 17,962 shares to Allied China Investments, LLC (“ACI”) for $2.92 per share based on the following factors:

1)

Prior to the Share Exchange Transaction on December 23, 2008, we operated as a shell company with no active operations to generate revenues. As the then majority shareholder (50.05%) of the Company, ACI paid off the Company’s general and administrative expenses in an amount of more than $50,000, which were incurred prior to the Share Exchange Transaction. Such fees mainly consist of the professional fees paid to third parties for their accounting and legal services to the Company.

2)

Among the 17,962 shares of Series A Preferred Stock, a certain amount of shares will be transferred from ACI to Belmont Partners, LLC (“Belmont”) pursuant to the Amendment No. 1 to Stock Purchase Agreement, dated December 23, 2008 (the “Amendment”). As we disclosed in the current report on Form 8-K filed on December 31, 2008, on August 6, 2008, ACI (formerly BMC Acquisitions Corp., LLC), Belmont and the Company entered into a stock purchase agreement (the “SPA”), under which the Company had the contractual obligations to issue to Belmont a number of shares of its common stock sufficient for Belmont to retain 1.1% post share exchange transaction ownership interest in the Company. On December 23, 2008, the Company, ACI and Belmont entered into the Amendment to amend the SPA, pursuant to which ACI assumed the foregoing obligation of the Company and agreed to transfer its shares of the Company’s common stock in order to satisfy such obligation.

By taking the above factors into account, the Board of Directors of the Company believed that it is fair for the Company and its shareholders to issue 17,962 shares to ACI for a purchase price of $2.92 per share.

The transaction in which the Company sold 20,169 shares to Tan Zhen Investment Limited for $18.59 per share was an arm’s-length transaction. Tan Zhen Investment Limited is an independent, third party, which had no relationship with the Company prior to this financing transaction. The share price was the result of a free negotiation between the Company and Tan Zhen Investment Limited, and was made in full contemplation of the Company's plans to acquire New Resources through the Share Exchange Transaction.

We have revised our Unaudited Pro Forma Financial Information to include new notes 6 and 7 as well as adjustments related to these financing arrangements.

Form 8-K Filed December 31, 2008

General

12.	Please revise information in your current report on Form 8-K as necessary to consistently resolve matters identified in the comments written on your Schedule 14C.

Company Response: We have revised the relevant information in our current report on Form 8-K to consistently resolve matters identified in the Staff’s comments on our Schedule 14C. The amended current report on Form 8-K/A was filed on February 23, 2009.

In addition, we acknowledge and agree that:

  the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

  the Staff comments or changes to disclosures in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert the Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

     If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 451-82287746 or Scott Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (415) 983-1523.

Sincerely, YzApp International Inc. By: /s/ Lianyun Han Lianyun Han Chief Executive Officer